RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces Update on Drilling

VANCOUVER, BC, March 9, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMESF) is pleased to announce the successful completion of a nine hole, 2,010 metre drill program on its Carrizal Property, III Region, Chile. As previously announced on January 12th, the drill program targeted down dip extensions of known mineralized zones as well as testing new zones.

Highlights

  First hole on new zone intercepted 6 metres of vein with strong visible copper sulphides; further 1.5 kilometres of untested strike length
  All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits
  Diamond drill core continues to provide valuable alteration and structural information not seen in previous RC drilling

Diamond Drilling

The final four drillholes of the program targeted the south and north end of the Farellon zone and tested a previously undrilled structure parallel to the Farellon zone.  All four drillholes have intercepted zones of sulphide mineralization including chalcopyrite and chalcocite and zones of strong alteration associated with iron oxide copper gold ("IOCG") deposits.

Table 1: Summary of holes (1)

Drillhole	Target	Length	Highlights
FAR-22-017	Farellon South	326	Mineralized breccia zone at 236-243 m
FAR-22-018	Farellon South	293	Multiple zones of disseminated chalcopyrite mineralization and intense IOCG associated alteration
FAR-22-019	Farellon North	188	85-91 m brecciated quartz veining with strong chalcopyrite mineralization
FAR-22-020	New Zone	182	142-147.6 m quartz calcite vein with strong chalcopyrite mineralization and actinolite, iron and sericite alteration

(1) Widths are drill indicated core length as insufficient drilling has been undertaken to determine true widths with at this time.

New Zone Drill Tested

The newly tested parallel structure lies approximately 250 metres west of the Farellon vein and was mapped and sampled on surface in 2012. Mapping completed in 2012 traced the vein continuously over approximately 1.5 kilometres.  All six surface samples taken along the structure in 2012 are listed below and all samples returned significant copper, gold and cobalt. The structure was tested with one drillhole and a six metre quartz calcite vein was intercepted from 142m to 142.6m with visible chalcopyrite mineralization, intense pyrrhotite, albite and actinolite alteration.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Table 2: Historic 2012 surface sampling on new zone

Sample ID	Easting	Northing	CuT%	Au g/t	Co%
123984	309701	6889159	4.97	0.43	0.07
123985	309862	6889291	3.73	0.80	0.02
123986	309644	6889070	3.40	0.41	0.03
123987	309424	6888843	1.60	0.23	0.10
123989	309227	6888420	3.86	0.68	0.04
123990	309040	6888003	2.49	0.63	0.02

Figure 1: Chalcopyrite in brecciated quartz vein FAR-22-019 at 86m

Figure 2 & 3: Chalcopyrite primary mineralization FAR-22-020 from 6m wide zone at 145.5m and 147.5m

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Figure 4: Strong iron oxide alteration FAR-22-017 at 243m

Sampling is ongoing for drillholes and no visual estimates of grade have been made. Assay lab expected turn-around times are estimated to be four to six weeks from receipt of samples.

Caitlin Jeffs, President, CEO, stated: "We are very excited to have drill confirmation of significant vein width and mineralization on a new vein with a full 1.5 kilometres of mapped continuity to drill in the future and numerous other veins that have yet to be tested with drilling. We believe the nature of the alteration and veining indicates that we are in the top of a large IOCG system and that we are in the early stages of showing the full potential".

QAQC

Red Metal has implemented a quality control program to comply with industry best practices for sampling, chain of custody and analyses. Certified copper gold reference standards, blanks and duplicates are inserted at the core processing site as part of the QA/QC program in addition to the control samples inserted by the lab.

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President, CEO of the Company and the Qualified Person as defined by National Instrument 43- 101.

Health and Safety

The health and safety of our personnel and contractors is always top priority to Red Metal. The current situation presents new challenges above and beyond what we normally face while working in the field. Red Metal has implemented further measures to ensure the health and safety of all working on the Company's projects.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com